Exhibit 99.365

NEXTECH AR SOLUTIONS CORP.

QUALIFICATION CERTIFICATE

TO:	Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities Office

Newfoundland and Labrador Securities Commission

(the “Offering Jurisdictions”)

This certificate is made and delivered pursuant to paragraph 4.1(1)(a)(ii) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and section 7.1 of National Instrument 44-102 – Shelf Distributions (“NI 44-102”) in connection with filing a preliminary short form base shelf prospectus.

Nextech AR Solutions Corp. (the “Corporation”) is relying on section 2.2 of NI 44-102 and section 2.2 of NI 44-101 to qualify to file a prospectus in the form of a short form base shelf prospectus dated October 12, 2021 (the “Prospectus”) in the Offering Jurisdictions.

THE UNDERSIGNED, Evan Gappelberg, Chief Executive Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, that:

1.	the Corporation is qualified to file a preliminary short form prospectus that is a preliminary base shelf prospectus as it satisfies all of the criteria set forth in Section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus, in that:

(a)	the Corporation is an electronic filer under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR);

(b)	the Corporation is a reporting issuer in at least one jurisdiction of Canada;

(c)	the Corporation has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction: (i) under applicable securities legislation; (ii) pursuant to an order issued by the securities regulatory authority; or (iii) pursuant to an undertaking to the securities regulatory authority;

(d)	the Corporation has, in at least one jurisdiction in which it is a reporting issuer: (i) current annual financial statements; and (ii) a current AIF; and

(e)	the Corporation’s equity securities are listed and posted for trading on a short form eligible exchange and the Corporation is not an issuer: (i) whose operations have ceased; or (ii) whose principal asset is cash, cash equivalents, or its exchange listing; and

2.	all of the material incorporated by reference in the Prospectus and not previously filed are being filed with the Prospectus.

DATED this 13th day of October, 2021.

NEXTECH AR SOLUTIONS CORP.

Per:	(Signed) Evan Gappelberg
Evan Gappelberg
Chief Executive Officer

Qualification Certificate